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                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                             File No. 333-106476


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

     SUPPLEMENT DATED DECEMBER 12, 2003 TO PROSPECTUS DATED NOVEMBER 7, 2003


         The following information supplements our prospectus dated November 7, 2003 related to the sale of our debt securities which we refer to in this document as investment notes. You should review this information prior to making a decision to purchase our investment notes. This supplement should be read in conjunction with the prospectus dated November 7, 2003.

         The Exchange Offer

         On December 1, 2003, we mailed an Offer to Exchange to holders of up to $200,000,000 of investment notes issued prior to April 1, 2003 which offers holders of such notes the ability to exchange for their investment notes in increments of $1,000 of principal amount (unless waived by us) for:

                  o equal amounts of senior collateralized subordinated notes, which we refer to as the senior collateralized notes in this document, having interest rates equal to 10 basis points above the investment notes tendered and collateral in the form of a senior security interest in certain cash flows from interest-only strips of our subsidiaries, with an aggregate value of at least 150% of the original principal amount of the senior collateralized notes on the date of issuance (provided that such collateral coverage may not fall below 100% of the outstanding principal balance of the notes as determined by us on any quarterly balance sheet date), and shares of 10% Series A Convertible Preferred Stock ,which we refer to as Series A preferred stock in this document; or

                  o solely shares of 10% Series A preferred stock.

         You are not eligible to participate in the exchange offer with respect to investment notes you acquired pursuant to the prospectus dated November 7, 2003 because you purchased your investment notes after April 1, 2003.

Effects of the Exchange Offer on Investment Notes Purchased in this Offering

The investment notes you purchase on this offering will be impacted by the senior collateralied notes issued in the exchange offer. In the event of our liquidation, the investment notes you purchase in this offering would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized notes to be issued in the exchange offer to the extent of the collateral for such notes. If this collateral is not sufficient to repay the senior collateralized notes outstanding in full, the unpaid portion of the senior collateralized notes will be equal in right of repayment with the outstanding investment notes, including the investment notes purchased in this offering.

         In connection with the exchange offer, we propose to issue senior collateralized notes and Series A preferred stock with the characteristics described above. The senior collateralized notes issued in the exchange offer will be secured by a security interest in certain cash flows originating from assets of our subsidiaries called interest-only strips.

         For each $1,000 of the principal amount of investment notes exchanged for senior collateralized notes and Series A preferred stock, our total debt is decreased by $500 and our stockholders' equity is increased by $500.

         In the event of our liquidation, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized notes to be issued in the exchange offer to the extent of the collateral for such notes. In addition, in the event of our liquidation, if the collateral securing the senior collateralized notes is not sufficient to repay the senior collateralized notes outstanding (including accrued and unpaid interest) in full, the unpaid portion of the senior collateralized notes will be equal in right of repayment with the outstanding investment notes and, therefore, will dilute the amount of assets available, if



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any, to repay the principal and interest on the investment notes. The investment notes and the senior collateralized notes will be senior in right of preference to the Series A preferred stock to be issued in the exchange.

         The investment notes will continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries( to the extent of the assets of our subsidiaries), whether now or hereafter incurred. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" in our prospectus dated November 7, 2003 for further information.

         The following table compares our senior and secured debt obligations and unsecured subordinated debt obligations at September 30, 2003 to assets which are available to repay those obligations (in thousands):

                                              Secured and              Unsecured
                                              Senior Debt             Subordinated
                                              Obligations                 Debt                  Total Debt
                                            -----------------       -----------------         ---------------
Outstanding debt obligations...........      $       109,410  (f)    $       687,585  (f)      $     796,995
                                            =================       =================         ===============
    Assets available to repay debt: (a)
    Cash............................         $             -         $        17,640           $      17,640  (b)
    Loans..............................              123,230  (c)             39,458                 162,688
    Interest-only strips...............                    -                 545,583  (a)(e)         545,583  (a)(d)
    Servicing rights...................                    -                 106,072                 106,072  (d)
                                            -----------------       -----------------         ---------------
    Total assets available.............      $       123,230         $       708,753           $     831,983
                                            =================       =================         ===============

(a) Security interests under the terms of the $250.0 million credit facility entered into subsequent to September 30, 2003 are not included in this table. This $250.0 million credit facility will be secured by loans when funded under this facility. At December 9, 2003, there was $34.5 million advanced under this facility with $36.0 million of loans securing the advance. In addition, interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $60.0 million.

(b) The amount of cash reflected in this table excludes restricted cash balances of $9.6 million at September 30, 2003.

(c) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(d) Reflects the fair value of our interest-only strips and servicing rights at September 30, 2003.

(e) The grant of a lien on the collateral to secure the senior collateralized notes offered in the exchange offer is not a direct lien on any interest-only strips, but is, rather, a lien on the right to receive payments due from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us.

(f) The effects on this table of every $1,000,000 of existing subordinated debt that is exchanged in the exchange offer for a combination of $500,000 of senior collateralized notes and 500,000 shares of Series A preferred stock would be as follows: the column entitled "unsecured subordinated debt" would decrease by $1,000,000; the column entitled "senior and secured debt obligations" would increase by $500,000. In the event of a liquidation, the assets available to repay unsecured subordinated debt would decrease by the amount of the collateral for the then outstanding senior collateralized notes but not in excess of the principal and interest due on such notes and those assets would move from the unsecured subordinated debt column to the senior and secured debt obligations column.



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